As filed with the Securities and Exchange Commission on August 30, 2004
                                                          Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                       SECURED DIGITAL APPLICATIONS, INC.

             (Exact Name of Registrant as Specified in Its Charter)



         Delaware                                         84-1357927
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                                11, Jalan 51A/223
                               46100 Petaling Jaya
                               Selangor, Malaysia
                               011 60 3 7956-7026
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                              Patrick Soon-Hock Lim
                             Chief Executive Officer

                       Secured Digital Applications, Inc.
                                11, Jalan 51A/223
                               46100 Petaling Jaya
                               Selangor, Malaysia
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                               Jay McDaniel, Esq.
                             Darrin M. Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                           1065 Avenue of the Americas
                            New York, New York 10018
                                 (212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling shareholders after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

                         CALCULATION OF REGISTRATION FEE
======================================== =============== =================== ===================== =====================
                                                              Proposed             Proposed
 Title of Each Class of Securities to     Amount to be    Maximum Offering    Maximum Aggregate         Amount of
             be Registered                 Registered    Price per Unit(1)    Offering Price(1)      Registration Fee
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Shares of common stock                      7,000,000          $0.32            $2,240,000.00            $283.81
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Shares of common stock                     16,300,000          $0.28            $4,564,000.00            $578.26
---------------------------------------- --------------- ------------------- --------------------- ---------------------
                                                                                                         $862.07*

*862.07 has been previously paid

(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing prices of the Registrant's common stock on the over-the-counter bulletin board on June 28, 2004. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 30, 2004

                                   PROSPECTUS

                       Secured Digital Applications, Inc.

                        23,300,000 Shares of Common Stock

This prospectus relates to the public offering of an aggregate of 23,300,000 shares of common stock, which may be sold from time to time by the selling stockholder of Secured Digital Applications, Inc. named in this prospectus. Of these shares, 2,500,000 shares are issuable upon the conversion of a term note, 17,500,000 shares are issuable upon conversion of our subsidiary's series A convertible preferred stock and 3,300,000 shares are issuable upon the exercise of warrants.

The shares of common stock are being registered to permit the selling stockholder to sell the shares from time to time in the public market. The stockholder may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 10. We cannot assure you that the selling stockholder will sell all or any portion of the shares offered in this prospectus.

We have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is traded on the over-the-counter bulletin board under the symbol "SDGL." The last reported sales price for our common stock on August 25, was $0.25 per share.

This prospectus permits the sale of certain common stock as provided for by an agreement that we made with the selling shareholder, as described more completely in the section entitled "The Laurus Master Fund, Ltd Financing" beginning on page 4.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August ___, 2004

                                TABLE OF CONTENTS

                                                                            Page

Where You Can Find More Information...........................................3

Forward-Looking Statements....................................................4

Prospectus Summary............................................................4

Recent Developments...........................................................4

Risk Factors..................................................................6

Use of Proceeds...............................................................8

Selling Stockholder...........................................................9

Plan of Distribution.........................................................10

Description of Capital Stock.................................................11

Legal Matters................................................................11

Experts......................................................................11

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

o Our annual report on Form 10-KSB for the year ended December 31, 2003;

o Our quarterly reports on Form 10-QSB for the quarters ended March 31, 2004 and June 30, 2004; and

o Our current report on Form 8-K filed on June 8, 2004.

You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

Secured Digital Applications, Inc. 11, Jalan 51A/223 46100 Petaling Jaya Selangor, Malaysia Attention: Chief Financial Officer 011 60 3 7956-7026

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

These statements include, but are not limited to:

o our liquidity and capital resources, operating expenses, future expenditures, our ability to implement our business plans; and

o    trends in industry activity generally.

In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

Secured Digital Applications, Inc., and its subsidiaries, is a system solution provider involved in application development, broadband network operation, delivery of value added applications and services; sale of devices that utilize broadband networks and the sale of biometric security devices. We operate principally in Malaysia. During 2003, we expanded our business to include the development, integration and provision of secured shipping and supply chain management services. Our principal operations include the development and operation of a wireless broadband network in Malaysia, the development of interactive, multimedia content for the Internet and the development, licensing and/or sale of specific products and applications that utilize the capacities of a broadband network. These include the EyStar SmartHome Console, broadband modems, biometric systems and Internet-based cameras. We also generate revenue from the sale, rental and servicing of material handling equipment and the provision of land transportation, industrial moving and engineering services through our subsidiary, Asiaco Multi Corporation ("AMC"). In 2004, we hope to generate additional income from our new business in the development, integration and provision of secured shipping and supply chain management services. We have also recently announced our plan to develop and implement a secure payment portal utilizing redundant biometric technology for personal verification of identity and our plan to acquire a controlling interest in an information technology company in Malaysia called Gallant IT Holdings.

                               RECENT DEVELOPMENTS

The Laurus Master Fund, Ltd Financing

On June 7, 2004, Secured Digital Applications, Inc. announced that it had entered into agreements with Laurus Master Fund, Ltd., a Cayman Islands corporation, to secure a $7.0 million funding through private placement of securities consisting of a convertible term note, convertible preferred stock issued by a subsidiary corporation and warrants to purchase common stock of the Company. The transaction closed on June 4, 2004. We subsequently executed amendments to the agreements between the Company and Laurus that restructured certain aspects of the transaction. Under the terms of the transaction the securities issued in the private placement may be converted into common stock of the Company. The amendments to the transaction included the following changes: to reset the price at which a portion of the securities issued in the private placement may be converted into common stock; to convert a fixed amount of the securities issued in the private placement into common stock as soon as Laurus and the Company are permitted by law to do so; to permit interest and dividends to accrue pending further conversions, rather than to be payable in cash; to release funds from a restricted account for acquisitions that meet minimum criteria agreed to by the parties.

The Laurus transaction, as amended, contains the following elements:

1. $500,000 funding through the sale of a Convertible Term Note in the principal amount of $500,000, which is convertible into shares of our common stock at a fixed conversion price of $0.20 per share and warrants to purchase up to 300,000 shares of our common stock. The term note has a three-year term and a coupon at a rate per annum equivalent to the "prime rate" published in The Wall Street Journal from time to time plus 2%, subject to a floor of 6% per annum. The monthly interest will be adjusted downward based on a minimum increase of 25 percent of the price of the common stock above the conversion price. The warrants have a seven-year term and an exercise price of $0.40 per share for the first 100,000 shares, $0.43 per share for the second 100,000 shares and $0.47 per share for the third 100,000 shares. Interest due on the note may, at the Company's election, be paid in common stock that is issued to Laurus at the fixed conversion price or paid in cash. Monthly interest payments are accrued to the outstanding balance until Laurus elects to make a conversion into common stock. At the time of such conversions, the proceeds are applied first to pay interest and then to principal. We will not issue common stock to Laurus to satisfy our obligations under the terms of the convertible note, as amended unless and until we have received notification from the SEC that our registration statement has been declared effective.

2. $6,500,000 funding through the sale of 6,500,000 shares of Series A Convertible Preferred Stock of our wholly owned subsidiary, SDA America, Inc., at a price of $1.00 per share, which is convertible into shares of our common stock. The Series A Preferred is entitled to cumulative preferential dividends at a rate per annum equivalent to the "prime rate" published in The Wall Street Journal from time to time plus 2%, subject to a floor of 6% per annum. The Series A preferred stock may be converted into common stock of the Company. In addition, dividends are accrued monthly and may be paid through common stock issued at the conversion prices described below. Unpaid dividends accrue until Laurus next elects to make a conversion into common stock or may be paid in cash. The prices at which common stock will be issued to Laurus in transactions related to the preferred stock are (a) $0.20 per share of common stock for the first $2 million, whether in satisfaction of a dividend obligation or as a result of conversions into common stock, (b) $0.25 per share of common stock for the next $1 million of dividends or conversions of common stock (c) $0.35 for all subsequent conversions. Dividends are payable first out of any conversion, with the balance of the amount used to convert the preferred stock into shares of common stock. In connection with the issuance of the preferred stock, we also issued warrants to purchase up to 3,000,000 shares of our common stock. The warrants have a seven-year term and an exercise price of $0.40 per share for the first 1,000,000 shares, $0.43 per share for the second 1,000,000 shares and $0.47 per share for the third 1,000,000 shares. We will not issue common stock to Laurus to satisfy our obligations under the terms of the preferred stock , as those terms have been amended, unless and until we have received notification from the SEC that our registration statement has been declared effective.

Pursuant to the securities purchase agreement and a restricted account agreement, as amended, the $6,500,000 consideration paid for the preferred stock was deposited into a restricted account as security for the performance of our obligations to Laurus. Under the terms of our agreement with Laurus, the funds are to be released from the account for either an acquisition that meets certain minimum criteria or, after notification from the SEC that our registration statement concerning these securities has been declared effective, as and when the preferred stock is converted into common stock. The criteria for acquisitions that may be purchased with money from the restricted account are:
(i) revenue in excess of $10,000,000 for the four most recent quarters, (ii) positive net income for the four most recent quarters, (iii) positive cash flow from operations for the four most recent quarters, (iv) an independent appraisal of the fair market value of the company greater than or equal to $5,000,000, and
(v) the Company provides audited financial statements for the two most recent fiscal years and (vi) approval of the acquisition by the Company's Board of Directors.

Laurus has agreed that when we receive confirmation that the SEC has declared the registration statement governing these securities is effective, Laurus will make a conversion in the amount of $500,000, which will be applied first to any interest or dividends accrued and unpaid and then to convert the Series A preferred into common stock. As of June 30, 2004, there was approximately $77,000 in accrued and unpaid interest and dividends.

Pursuant to the terms of the purchase agreements, we are subject to a condition subsequent to (a) secure a listing on the NASDAQ National Market, the NASDAQ Small Cap Market or the American Stock Exchange on or before November 15, 2004 and (b) to obtain an effective registration statement permitting the resale of common stock issued upon the exercise of the conversion rights of the purchaser or the exercise of the warrants by the purchaser on or before January 10, 2005, 2004. We anticipate that as a result of the investment made in the private placement, we will qualify for listing on the NASDAQ Small Cap Market or the American Stock Exchange. Failure to satisfy these conditions subsequent would constitute a default. There can be no assurance that we will obtain an effective registration statement or a listing on one of the required exchanges. In connection with the transaction, we have granted to Laurus a general security interest in our assets and each of our subsidiaries and have pledged the stock of certain of our subsidiary corporations, which subsidiaries have also provided certain unconditional guarantees as well as granting to Laurus a general security interest in all of their respective assets. We have unconditionally guaranteed the obligations of SDA America to Laurus as the holder of the preferred stock.

We intend to utilize the $7 million raised from the private placement for working capital purposes or to make acquisitions of other businesses.

Registration of Shares

This registration statement covers the 23,300,000 shares of the common stock that is required to be registered pursuant to a registration rights agreements entered into in connection with the private placements described above. In addition, we have undertaken to file a registration statement to register sufficient additional shares to permit us to meet our obligations under the terms of the private placements with Laurus and intend to file a registration statement for an additional 10,000,000 shares of common stock that will cover the common stock necessary to enable us to meet all of our obligations under the terms of our agreements with Laurus (6,500,000 shares) and shares that may be required to permit us to make payments of interest or to pay dividends in common stock rather than cash.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

IF SECURED DIGITAL'S LICENSE IS ALTERED OR REVOKED, SECURED DIGITAL WOULD BE UNABLE TO IMPLEMENT ITS BUSINESS PLAN.

Secured Digital believes that the wireless broadband license it has obtained from the Government of Malaysia is material to its business as a facilities-based and network service provider. Any material alteration or revocation of the license would have a material adverse effect on Secured Digital and would prevent it from implementing its business plan. As described earlier, the Government of Malaysia has the unilateral right to revoke Secured Digital's license upon thirty days' notice. In addition, while Secured Digital currently believes that it has the only license granted by the Government of Malaysia, the Government may issue additional licenses to its competitors, which could also have a material adverse effect on it.

IF SECURED DIGITAL IS UNABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS PLAN, THE COMPANY'S FINANCIAL CONDITION WOULD BE IMPAIRED.

If Secured Digital is unable to successfully implement its business plan, its financial condition and performance would be impaired. Secured Digital's business plan and strategy include numerous elements that may be difficult or costly to execute, and it may not be successful in implementing these elements and can provide no assurance that it will do so. Secured Digital seeks to exploit technology that often does not have well-established markets and in which there is great competition. Secured Digital has had limited experience in developing and implementing the biometric and the technology solutions that it seeks to market. Further, Secured Digital's ability to develop its new business of providing supply chain management and secure shipping services by integrating the business of its newly acquired subsidiaries with the relevant technologies is also unproven. Thus, even if Secured Digital successfully implements its business plans, there may be insufficient demand for its products and services, in which event it will not generate sufficient revenues to offset its planned expenditures, thereby having an adverse effect on its business operations and financial condition.

THE FAILURE OF THIRD PARTIES WITH WHOM SECURED DIGITAL DOES BUSINESS TO MEET ITS REQUIREMENTS COULD ADVERSELY AFFECT ITS BUSINESS.

Secured Digital is principally an integrator of information and communications technologies. Secured Digital's business plans and operations rely greatly on its ability to obtain and incorporate products and services provided by other third party providers into the products and services that it provides to its own customers. For example, Secured Digital relies on third party providers to supply the hardware and software utilized in its biometric technology applications and relies on third-party providers for Internet connections and international gateways. Secured Digital procures its products through agreements with other providers, a number of which are also actual or potential competitors. The agreements that Secured Digital has entered into may not be exclusive and are generally terminable according to their terms. The third-party providers also may not be able to provide products or services in sufficient amounts or of the necessary quality to meet the needs of Secured Digital. Likewise, the products or services that Secured Digital relies on may not be adequate for its purposes. The failure of one or more of these companies to meet Secured Digital's needs could adversely affect its business and results of operations. Some of these companies may also be Secured Digital's competitors and, accordingly, in the future, they may be unwilling to provide Secured Digital with the products or services it requires.

These companies may also decide to dedicate their resources and networks to other communications companies or to facilitate their own growth and, as a result, elect to scale back or terminate the services they provide to Secured Digital.

The failure of any of these third parties to perform could prevent or delay the implementation of Secured Digital's business plan, limit the types of services it can provide to its customers and potential customers and adversely impact its relationship with its customers. Any of these occurrences could have an adverse effect on Secured Digital's business, results of operations and financial condition.

THE INABILITY TO RAISE CAPITAL IN THE FUTURE ON A TIMELY BASIS MAY ADVERSELY AFFECT OUR ABILITY TO FUND OUR OPERATIONS.

Secured Digital will require substantial capital to fund its planned capital expenditures and operations. Secured Digital does not expect to be able to generate sufficient cash from operations to provide the necessary capital to execute its business plan. If Secured Digital is unable to generate sufficient cash from its operations or raise capital as needed, it will be unable to pursue or execute its current business plan and fund its operations.

SECURED DIGITAL'S BUSINESS AND INDUSTRY ARE SUBJECT TO EXTENSIVE REGULATIONS THAT COULD CHANGE AT ANY TIME AND RESTRICT ITS ABILITY TO COMPETE WITH ITS COMPETITORS.

The Malaysian communications industry (including spectrum allocation and usage) is highly regulated by the Malaysian government. Regulations that govern Secured Digital's business in building a wireless network could change at any time, which could adversely affect the way it conducts its VISIONET business. Secured Digital may incur substantial costs in complying with these regulations, and failure to comply with applicable rules and regulations could result in it having to pay penalties or its license being revoked by the government. Except for the deployment of VISIONET, this risk factor does not have a significant impact on Secured Digital's other businesses.

FAILURE TO HIRE OR RETAIN QUALIFIED PERSONNEL COULD HURT SECURED DIGITAL'S BUSINESS.

Secured Digital's future success and performance is dependent on its ability to identify, hire, train and retain experienced technical and marketing personnel. Secured Digital faces significant competition for employees with the skills required for its business. There can be no assurance that Secured Digital will succeed in attracting and retaining the services of qualified and experienced technical and marketing personnel.

THE MARKETS IN WHICH SECURED DIGITAL OPERATES ARE VERY COMPETITIVE AND INCREASED COMPETITION COULD ADVERSELY AFFECT IT.

The markets for security products and applications and broadband network facility services are highly competitive. For broadband services, Secured Digital expects to encounter competition from domestic Internet Service Providers, often referred to as ISPs. Many of the competing ISPs have, or can be expected to have greater financial, marketing and other resources than Secured Digital. However, following the repositioning of VISIONET as a backhaul service network, this risk factor no longer has a material impact on Secured Digital's future business and operation.

For security products and applications, Secured Digital expects competition from companies that offer conventional security products and solutions like card access system. No assurance can be given that we will be able to compete successfully with these entities.

The markets for sales, rental and service of material handling equipment, provision of land transportation and industrial moving services are highly competitive where price competition is intense and customer loyalty is low. Secured Digital will not be able to provide the assurance that it's newly acquired subsidiaries and associates will be able to remain competitive in the respective industries.

Secured Digital will also face competition from more established third party logistic providers and freight forwarders that have similar plans like Secured Digital to provide supply chain management and secured shipping services in Malaysia.

THE INTERNATIONAL NATURE OF SECURED DIGITAL'S OPERATIONS SUBJECT IT TO SPECIAL RISKS.

Secured Digital currently intends to operate primarily in Malaysia and perhaps elsewhere in Asia. Secured Digital therefore faces special risks related to operating in international markets, which Secured Digital may not be able to overcome. The following are some of the risks inherent in doing business in Malaysia and other non-U.S. markets:

- unanticipated changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

- limitations on Secured Digital's flexibility in structuring foreign investments imposed by regulatory authorities;

-    longer payment cycles and problems in collecting accounts receivable;

-    political and economic risks;

- translation and transaction exposure from fluctuations in exchange rates of other currencies; and

- potentially adverse tax and cash flow consequences resulting from operating in multiple countries with different laws and regulations.

RISKS RELATED TO OUR COMMON STOCK

THERE IS A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

As of August 25, 2004, we had issued 99,871,129 shares of which 9,030,000 shares are held as treasury stock by the company, and had 90,841,129 shares of common stock issued and outstanding, respectively. In addition, we had outstanding options and warrants to purchase 3,600,000 shares of common stock, and outstanding convertible securities which convert into 34,500,000 shares of common stock. This prospectus relates to the resale of 23,300,000 shares of common stock underlying our convertible securities and warrants issued to Laurus. All of these shares will be freely tradeable upon the effective date of this prospectus and may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

THE ISSUANCE OF SHARES UPON CONVERSION OF OUR CONVERTIBLE SECURITIES AND EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

The issuance of shares upon conversion of our convertible securities and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholder may not, subject to certain exceptions, convert its convertible debentures and/or exercise its warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from converting and/or exercising some of its holdings and then converting the rest of its holdings. In this way, the selling stockholder could sell more than this limit while never holding more than this limit, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock including investors in this offering.

THERE CAN BE NO ASSURANCE THAT SECURED DIGITAL WILL SATISFY ALL OF THE CONDITIONS OF THE AGREEMENTS EXECUTED IN THE PRIVATE PLACEMENT.

Pursuant to the terms of certain agreements, Secured Digital is subject to a condition subsequent to a) secure a listing on the NASDAQ National Market, the NASDAQ Small Cap Market or the American Stock Exchange on or before November 15, 2004; and b) to obtain an effective registration statement permitting the resale of common stock issued upon the exercise of the conversion rights of the purchaser and the exercise of the warrants by the purchaser on or before January 10, 2005. Secured Digital believes that as a result of the investment made in the private placement, it will qualify for listing on the NASDAQ SmallCap Market or the American Stock Exchange. The approval of such a listing, however, is discretionary and there can be no assurance that Secured Digital will obtain the listing within the time required. Likewise, although Secured Digital believes that it will meet the deadline for obtaining an effective registration statement, there can be no assurance that such a statement will be declared effective within the time required. Failure to satisfy either of these conditions subsequent would constitute a default. In connection with the transaction, Secured Digital has granted to the purchaser a general security interest in the assets of the Company and has pledged the stock of certain of its subsidiary corporations, which subsidiaries have also provided certain unconditional guarantees of obligations of Secured Digital and the other subsidiaries as well as granting to Laurus a general security interest in all of their respective assets. Secured Digital has unconditionally guaranteed the obligations of SDA America to Laurus as the holder of the preferred stock.

THE ISSUANCE OF SHARES UNDERLYING THE NOTE, WARRANTS AND PREFERRED STOCK WILL LIKELY RESULT IN DILUTION TO EXISTING SHAREHOLDERS, DEPENDING ON MARKET CONDITIONS AT THE TIME OF CONVERSION.

It is likely at the time that at the time that shares of common stock are issued to Laurus, the conversion price of such securities will be less than the market price of the securities. In addition, a portion of the securities may be issued to Laurus at less than the current market price, although the remaining portion is at a premium to the current market price. The issuance of common stock under the terms of our agreements with Laurus will result in dilution of the interests of the existing holders of common stock at the time of the conversion. Furthermore, the sale of common stock owned by Laurus as a result of the conversion of the convertible securities may result in lower prices for the common stock if there is insufficient buying interest in the markets at the time of conversion.

LAURUS HAS NO OBLIGATION TO CONVERT SHARES IF THE MARKET PRICE IS LESS THAN THE CONVERSION PRICE.

Laurus has no obligation to cause us to issue common stock if the market price is less than the applicable conversion price. On August 19, 2004, the closing price was $0.25 The convertible note has a conversion price of $0.20 and the convertible preferred shares have conversion prices of $0.20, $0.25 and $0.35. Thus the conversion rights granted to Laurus for a portion of its investment are at a premium to the recent closing prices of the common stock. Laurus has no obligation to convert the securities or to accept common stock as payment for interest or dividends if the market price of the securities is less than the conversion price. The amount of common stock that may be issued to Laurus is subject to certain limitations based on price, volume and/or the inventory of common stock of Secured Digital held by Laurus. The proceeds of the $6,500,000 sale of Series A Preferred stock has been placed in a restricted account and is to be released from the account if, as and when the Series A Preferred stock is converted into common stock of Secured Digital or as permitted to make acquisitions that meet the minimum criteria agreed to by Laurus.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder.

                               SELLING STOCKHOLDER

The following table sets forth the common stock ownership of the selling stockholder as of June 18, 2004, including the number of shares of common stock issuable to the selling stockholder upon the conversion of the term note and series A convertible preferred stock held by the selling stockholder. Other than as set forth in the following table, the selling stockholder have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

--------------------- ----------------- -------------- -------------- ------------ --------------- ----------- ---------------
                                            Total
                                         Percentage
                                          of Common
                        Total Shares       Stock,                                                   Beneficial   Percentage
                      of Common Stock     Assuming       Shares of                 Percentage of    Ownership    of Common
                       Issuable Upon        Full       Common Stock     Beneficial  Common Stock    After the   Stock Owned
        Name           Conversion or     Conversion     Included in     Ownership   Owned Before    Offering   After Offering
                        Exercise of          and        Prospectus      Before the     Offering        (5)           (5)
                       Securities (2)    Exercise(2)        (1)         Offering
--------------------- ----------------- -------------- -------------- ------------ --------------- ----------- ---------------
Laurus Master Fund                                         Up to
Ltd.(2)                29,800,000           24.7%        23,300,000     4,532,972         4.99%           --            --
                                                         shares of
                                                        common stock
--------------------- ----------------- -------------- -------------- ------------ --------------- ----------- ---------------

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes the shares issuable upon conversion of the convertible term note and convertible preferred stock. The selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2) Laurus Capital Management, L.L.C. may be deemed a control person of the shares owned by such entity. David Grin and Eugene Grin are the principals of Laurus Capital Management, L.L.C. The shares of common stock that are being registered includes (i) shares underlying a $500,000 term note; and (ii) shares underlying $6,500,000 in series A convertible preferred stock.

                              PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholder. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholder. Each selling stockholder of the common stock of Secured Digital and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq SmallCap Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o    any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed Secured Digital that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Secured Digital is required to pay certain fees and expenses incurred incident to the registration of the shares. Secured Digital has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

The rights evidenced by the shares of common stock to be registered hereunder are described below. Our total authorized capital stock is 350,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of August 30, 2004, we had 99,871,129 shares of which 9,030,000 shares is held as treasury stock, and 90,841,129 shares of common stock issued and outstanding, respectively.

Common Stock. Each holder of common stock is entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. All shares of common stock are entitled to participate in any distributions or dividends that may be declared by the board of directors, subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to prior rights of creditors, all shares of common stock are entitled, in the event of our liquidation, dissolution or winding up, to participate ratably in the distribution of all our remaining assets, after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. There are no sinking fund provisions applicable to the common stock. Our common stock has no preemptive or conversion rights or other subscription rights. All of the shares of common stock offered by us under this prospectus will, when issued, be fully paid and non-assessable.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York. A member of the firm has received common stock of the Company as consideration for legal services.

                                     EXPERTS

The audited financial statements incorporated by reference in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Horwath Gelfond Hochstadt Pangburn, P.C. , an independent registered public accounting firm, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distributions.

SEC registration fee..................................................     $400
Legal fees and expenses............................................... $193,500
Total................................................................. $193,900

Item 15. Indemnification of Directors and Officers.

The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the state of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of the stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Board of Directors of the Company may also authorize the Company to indemnify employees or agents of the Company, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to directors and officers of the Company. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the "Securities Act") and is therefore unenforceable.

Item 16. Exhibits.

The exhibits filed as part of this Registration Statement are as follows:

Exhibit Number                          Description
------------------ -- ----------------------------------------------------------
5.1                   Opinion of Counsel

23.1                  Consent from Independent Registered Public Accounting Firm

23.2                  Consent from Counsel (incorporated in Exhibit 5.1)

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaling Jaya, State of Selangor, Malaysia, on August 30, 2004.

                       SECURED DIGITAL APPLICATIONS, INC.


                                        By: /s/ Patrick Soon-Hock Lim
                                            ---------------------
                                            Patrick Soon-Hock Lim,
                                            Chief Executive Officer and Chairman
                                            (Principal Executive Officer)

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Patrick Soon-Hock Lim his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

  Signature                         Title                            Date
  ---------                         -----                            ----

/s/ Chee-Hong Leong           Chief Financial Officer           August 30, 2004
-------------------         and Principal Accounting Officer
    Chee-Hong Leong

/s/  Valerie Hoi-Fah Looi      Secretary and Director           August 30, 2004
-------------------------
     Valerie Hoi-Fah Looi

/s/  Wan Abdul Razak bin Muda       Director                    August 30, 2004
------------------------------
     Wan Abdul Razak bin Muda

/s/  Mark Deschaine                 Director                    August 30, 2004
-------------------
     Mark Deschaine

/S/  Patrick Soon-Hock Lim          Director                    August 30, 2004
--------------------------
     Patrick Soon-Hock Lim

                                  End of Filing